Filed pursuant to Rule 253(g)(2)
File No. 024-11966

SUPPLEMENT NO. 2 DATED AUGUST 15, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with Supplement No. 1 to the Offering Circular, the Offering Circular dated December 4, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Supplement No. 1 to the Offering Circular can be found HERE.

The Offering Circular can be found HERE.

The purpose of this supplement is to:

•	Announce the closing of the Legion M Entertainment, Inc. (the “company” or “Legion M”) Regulation A offering.

•	Provide an update to the rewards and Bonus Shares.

Closing of Regulation A Offering

The company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 11, 2024 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

Update to Rewards and Bonus Shares

The company intends to update its reward and Bonus Shares program,  as a result, the Company the “Plan of Distribution and Selling Shareholders -- Rewards and Bonus Shares” sub-section as follows:

Rewards and Bonus Shares

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation A at a price of $1.65 per share. Shares sold in the current offering include rewards that will be available for some investors (“Rewards”), including the grant of additional shares (“Bonus Shares”), movie tickets, t-shirts, merch credits, and more. These Rewards will be based on two criteria:

●	Amount Invested (see “Tiers” below)

●	Current Legion M Investors (see below)

Tiers

Every Legion M investment of over $100 will include a welcome gift that will be awarded after the round ends (terms and restrictions apply). In addition, some investment tiers also qualify for Bonus Shares, Legion M Merch Credit (that can be redeemed in the Legion M store), and more.

Reward Tiers are based on the amount of money invested:

Tier	Investment	Description
A	$100+	Invest $100 - $249 and receive a Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
B	$250+	Invest $245 - $499 and receive 10% Bonus Shares + a Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
C	$500+	Invest $500 - $999 and receive 12% Bonus Shares + $25 Legion M Merch Credit + a Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
D	$1,000+	Invest $1,000 - $1,999 and receive 14% Bonus Shares + $50 Legion M Merch Credit + a Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
E	$2,000+	Invest $2,000 - $4,999 and receive 16% Bonus Shares + $50 Legion M Merch Credit + a Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
F	$5,000+	Invest $5,000 - $9,999 and receive 18% Bonus Shares + a ticket for you and a guest to attend a Legion M Red Carpet Premiere + $100 Legion M Merch Credit + Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.
G	$10,000+	Invest $10,000+ and receive 20% Bonus Shares + a ticket for you and up to 3 guests to attend a Legion M Red Carpet Premiere + $100 Legion M Merch Credit + Round 9 Welcome Gift (t-shirt, movie ticket, or Defiant comic book) after the round closes.

Notes on Rewards:

1.	Investors will be responsible for shipping and sales tax (if any) related to a Reward.
2.	“Movie ticket” reward will be fulfilled via a code that can be redeemed for a free ticket of up to $15 maximum value to a qualifying movie selected by Legion M.
3.	The Reward Tiers are not combined – the investor will receive the reward for the highest tier they qualify for.
4.	Bonus shares will be allocated by StartEngine during checkout. All other rewards will be allocated by Legion M after the end of the round.
5.	Premieres typically occur in Los Angeles, but may also be available in other areas. Travel, lodging, and accommodations are not included. Premiere opportunities are limited -- tickets will be allocated on a “first-come, first served” basis with priority given (when possible) to those who earned them earliest.
5.	Merch Credits are good for items purchased in the Legion M store. Credits will be issued after the round closes, and valid for 12 months after that date.
6.	From time to time, Legion M may amend the Reward options at which point Legion will update our offering page.

Legion M Loyalty Bonus Shares

Existing Legion M investors from rounds 1 through 8 (“Current Legion M Investors”) qualify for an additional 5% Bonus Shares (“Loyalty Bonus Shares”) in addition to any other qualifying bonuses. In addition, certain investors in this round, will qualify as Current Legion M investors for additional investments in this round. Specifically, investors who submitted an investment on the StartEngine portal on or before August 14, 2024 will qualify as Current Legion M Investors for any investments submitted after August 14, 2024. For example: If you were a first-time investor who submitted an investment on July 25th of 2024, you WOULD NOT be entitled to Loyalty Bonus Shares on that or any other investment submitted prior to August 14, 2024, but you WOULD be entitled to 5% Loyalty Bonus Shares for any investments in this round submitted after August 14, 2024.

To claim Loyalty Bonus Shares, investors must make their StartEngine investment with the same email their existing Legion M investment has been made. If a qualifying email is used, Bonus Shares will automatically be added by StartEngine during the checkout process. If you think you qualify for Bonus Shares but aren’t seeing them, please send an email to team@legionm.com

How Bonus Shares Work / Effective Share Price

Investors who meet the criteria below are eligible for Bonus Shares from Legion M.

The Bonus Shares based on amount invested are not combined -- StartEngine will apply the highest bonus level the investor qualifies for. However, Legion M Loyalty Bonus Shares can be combined with the Bonus Shares based on amount invested.

The following examples details how the Bonus Shares works in different scenarios. Also, since Bonuses and Rewards have different values, the effective price paid per share (“Effective Share Price”) by the investor can vary.

Example 1. An investor makes an investment of $1,650 to purchase 1,000 shares at the $1.65 share price. As a Tier D investment, they receive 14% Bonus Shares which in this example equates to 140 extra shares. In total, they have received 1,140 shares for a $1,650 investment, making their Effective Share Price approximately $1.45 per share.

Example 2. If the investor described in Example 1 has previously invested in Legion M and qualifies for Legion M Loyalty Bonus Shares, they will receive an additional 5% Bonus Shares, which equates to another 50 shares. In total they have received 1,190 shares for a $1,650 investment, making their Effective Share Price approximately $1.39 per share.

All Bonus Shares will be calculated during the checkout process and issued when each individual investment closes. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.